FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2005

Derek Oil & Gas Corporation (Formerly Derek Resources Corporation)
(Translation of Registrant’s Name into English)

Suite 1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada V6E 2J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK OIL & GAS CORPORATION

By:

”Barry C.J. Ehrl”

         Barry C.J. Ehrl, President, C.E.O. & Director

Date:

February 7, 2005